UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Index Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

Class B Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Tianquan Mo

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one of one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,359,473 Class A Ordinary Shares 25,391,206 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,359,473 Class A Ordinary Shares 25,391,206 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,359,473 Class A Ordinary Shares 25,391,206 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% of the Class A Ordinary Shares 100.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,555,995 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,555,995 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,555,995 Class A Ordinary Shares 11,355,645 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% of the Class A Ordinary Shares 48.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,059,177 Class A Ordinary Shares 13,109,100 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,059,177 Class A Ordinary Shares 13,109,100 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,177 Class A Ordinary Shares 13,109,100 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% of the Class A Ordinary Shares 51.6% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 926,461 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 926,461 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,461 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,738,706 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,738,706 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,706 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Safari Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,803 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,803 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,803 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Safari Group CB Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,790,860 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,790,860 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,860 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,005,596 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,005,596 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,596 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. IDG Alternative Global Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,485,596 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,485,596 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,596 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding of the Issuer as of June 11, 2019.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1)       Tianquan Mo, a PRC citizen and the founder and the chairman of the board of directors of the Issuer (“Mr. Mo”);

2)       Media Partner Technology Limited (“Media Partner”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank International Trust Co. (Cayman) Limited serves as trustee. Mr. Mo’s wife is the sole director of Media Partner;

3)       Next Decade Investments Limited (“Next Decade”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Mo’s wife is the sole director of Next Decade;

4)       Karistone Limited (“Karistone”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Karistone is wholly owned by Mr. Mo;

5)       Ateefa Limited (“Ateefa”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Ateefa is wholly owned by Mr. Mo;

6)       Safari Group Holdings Limited (“Safari”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding;

7)       Safari Group CB Holdings Limited (“Safari CB”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding;

8)       Deanhale Limited (“Deanhale”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Deanhale is wholly owned by Mr. Mo; and

9)       IDG Alternative Global Limited (“IDG Alternative”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding.

As of the date hereof, each of Safari and Safari CB is owned as to 72.0% by Safari Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Safari Parent”) and as to 28.0% by Ateefa. Safari Parent is affiliated with the Carlyle Group.

As of the date hereof, IDG Alternative is owned originally as to 72.53% by IDG Maximum Financial Limited (“IDG Maximum”) and as to 27.47% by Deanhale, subject to shareholders agreement. IDG Maximum is affiliated with the IDG Group.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 11, 2019, the Issuer completed its separation from its parent company, Fang Holdings Limited (“Fang”), via a dividend distribution of all of the Issuer’s Ordinary Shares owned by Fang to Fang’s equity holders (the “Separation and Distribution”). During the Separation and Distribution, each holder of Fang’s ordinary shares (including both Fang’s Class A ordinary shares and Fang’s Class B ordinary shares) received one Class A Ordinary Share for every one Fang’s ordinary share, and each holder of Fang’s American depositary shares received one ADS for every five Fang’s American depositary shares, in each case of record as of 5:00p.m., U.S. Eastern Time, on May 28, 2019 (the “Record Date”). Immediately following the distribution, the Class A Ordinary Shares distributed to Mr. Mo with respect to his Fang’s ordinary shares that were not represented by ADSs were re-designated as Class B Ordinary Shares.

Fang’s equity holders receiving the Issuer’s Ordinary Shares or ADSs in the distribution were not required to vote on or take any other action in connection therewith, nor were they required to pay any consideration for these shares or to surrender or exchange their interest in Fang or take any other action in connection therewith, except that an issuance fee of US$0.05 per every one ADS of the Issuer was charged to holders of Fang’s American depositary shares receiving ADSs in the distribution.

In connection with the Separation and Distribution, the Issuer issued a warrant (each, a “Warrant”) and a letter of guarantee (each, a “Guarantee”) to each of Safari CB and IDG Alternative. The Warrants entitle Safari CB and IDG Alternative to purchase for nominal consideration up to 2,790,860 and 1,533,298 Class A Ordinary Shares, respectively, if and only if such holders subsequently decide to convert certain convertible notes issued by Fang to Safari CB and IDG Alternative in 2015 (the “Convertible Notes”). The Guarantees provide for the Issuer’s payment under the Convertible Notes in the event that Fang fails to discharge its payment obligations under Convertible Notes or certain circumstances relating to the Issuer, including, among others, change-in-control transactions or certain fundamental changes to the Issuer’s share capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Ordinary Shares and the Class B Ordinary Shares herein as a result of the Separation and Distribution and held such shares for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Media Partner is the record holder of (i) 510,995 Class A Ordinary Shares, evidenced by ADSs, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 1,045,000 Class A Ordinary Shares, representing 2.1% of the issued and outstanding Class A Ordinary Shares, and (ii) 11,355,645 Class B Ordinary Shares, representing 48.0% of the issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Next Decade is the record holder of (i) 14,177 Class A Ordinary Shares, evidenced by ADSs, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 1,045,000 Class A Ordinary Shares, representing 1.4% of the issued and outstanding Class A Ordinary Shares, and (ii) 11,354,600 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, representing 51.6% of the issued and outstanding Class B Ordinary Shares.

As of the date hereof, Karistone is the record holder of 926,461 Class B Ordinary Shares, representing 3.9% of the issued and outstanding Class B Ordinary Shares.

As of the date hereof, Safari is the record holder of 3,418,803 Class A Ordinary Shares, representing 4.7% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 957,265 Class A Ordinary Shares owned by Safari, representing 1.3% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Safari CB is entitled to purchase up to 2,790,860 Class A Ordinary Shares in the aggregate pursuant to the Warrant, representing up to 3.7% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of up to 781,441 Class A Ordinary Shares issuable pursuant to the Warrant, representing up to 1.1% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, IDG Alternative is the record holder of up to 1,952,298 Class A Ordinary Shares and is entitled to purchase up to 1,533,298 Class A Ordinary Shares in the aggregate pursuant to the Warrant, representing up to 4.7% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Deanhale, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of up to 1,472,298 Class A Ordinary Shares owned by IDG Alternative, and up to 1,533,298 Class A Ordinary Shares issuable pursuant to the Warrant, representing up to 4.1% of issued and outstanding Class A Ordinary Shares.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated June 21, 2019 by the Reporting Persons
Exhibit 99.2	Warrant to Purchase Class A Ordinary Shares of China Index Holdings Limited dated June 11, 2019 between the Issuer and Safari CB
Exhibit 99.3	Letter of Guarantee dated June 11, 2019 issued by the Issuer to Safari CB
Exhibit 99.4	Warrant to Purchase Class A Ordinary Shares of China Index Holdings Limited dated June 11, 2019 between the Issuer and IDG Alternative
Exhibit 99.5	Letter of Guarantee dated June 11, 2019 issued by the Issuer to IDG Alternative

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2019

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

IDG ALTERNATIVE GLOBAL LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Chairman of the board of directors of China Index Holdings Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited, Director of Safari Group Holdings Limited, Director of Safari Group CB Holdings Limited, and Director of IDG Alternative Global Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

Jing Cao (U.S. citizen)	Director of Media Partner Technology Limited and Next Decade Investments Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Wayne James William Bannon (U.K. citizen)	Managing Director (Legal – Global Investments) of the Carlyle Group, Director of Safari Group Holdings Limited, and Director of Safari Group CB Holdings Limited, c/o the Carlyle Group, Suite 2801, 28th Floor, Two Pacific Place, 88 Queensway, Hong Kong

Ho Chi Sing (Canadian citizen)	Chief Financial Officer of IDG, and Director of IDG Alternative Global Limited, c/o Unit 5505, 55th Floor, the Center, 99 Queen’s Road, Hong Kong

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